THE VICTORY PORTFOLIOS

3435 Stelzer Road

Columbus, Ohio 43219

May 1, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             The Victory Portfolios — Post-Effective Amendment No. 126 to Registration Statement on Form N-1A

File No. 33-8982; ICA File No. 811-4852

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, The Victory Portfolios (the “Registrant”) and Victory Capital Advisers, Inc., the principal underwriter of the Registrant (the “Distributor”), respectfully request acceleration of the effective date of Post-Effective Amendment No. 126 to the Registration Statement of the Registrant to May 1, 2015, or as soon as possible thereafter.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Securities and Exchange Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

THE VICTORY PORTFOLIOS		VICTORY CAPITAL ADVISERS, INC.

By:	/s/ Christopher K. Dyer	By:	/s/ Michael D. Policarpo, II
	Christopher K. Dyer		Michael D. Policarpo, II
	President		President